UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

Dogness (International) Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G2788T 103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2788T 103

1. Names of Reporting Persons Hong Kong Zhongjing Holding Group Co., Ltd.

2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,200,000
6. Shared Voting Power 0
7. Sole Dispositive Power 1,200,000
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row (9) 7.1% (1)

12. Type of Reporting Person CO

(1)

The percentages set forth in this Schedule 13G are calculated on the basis of 16,844,631 shares of Class A Common Shares outstanding as of May 31, 2018. Each holder of Class A Common Shares is entitled to one vote for each Class A Common Share which such shareholder holds. The Reporting Person acquired these shares from Mr. Silong Chen, who is the majority shareholder and CEO of the Issuer.

CUSIP No. G2788T 103

ITEM 1.

(a)	Name of Issuer:

Dogness (International) Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

ITEM 2.

(a)	Name of Person Filing:

Hong Kong Zhongjing Holding Group Co., Ltd.

(b)	Address of Principal Business Office, or if None, Residence:

ROOM B, 8 / F, CHEONG MING BUILDING

72 CHANGSHA BAY ROAD

KOWLOON

HONG KONG

(c)	Citizenship:

Hong Kong

(d)	Title of Class of Securities:

Class A Common Shares

(e)	CUSIP Number:

G2788T 103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.

The percentages set forth in this Schedule 13G are calculated on the basis of 16,844,631 shares of Class A Common Shares outstanding as of May 31, 2018. Each holder of Class A Common Shares is entitled to one vote for each Class A Common Share which such shareholder holds. The Reporting Person acquired these shares from Mr. Silong Chen, who is the majority shareholder and CEO of the Issuer.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2018
(Date)

(Signature)

/s/ Jiali Ou
Jiali Ou, Chief Financial Officer Hong Kong Zhongjing Holding Group Co., Ltd.